Exhibit (a)(14)

PERSONAL AND CONFIDENTIAL

June 13, 2014

Board of Directors

Aspen Insurance Holdings Limited

Maxwell Roberts Building

1 Church Street

Hamilton, Bermuda

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and its affiliates) of the outstanding ordinary shares, par value 0.15144558¢ per share (together with the associated preferred share purchase rights, the “Shares”), of Aspen Insurance Holdings Limited (the “Company”), of the Consideration (as defined below) to be paid for each Share pursuant to the Offer (as defined below). The terms of the offer to exchange (the “Offer to Exchange”) and related letter of election and transmittal (which, together with the Offer to Exchange, constitutes the “Offer”) contained in (i) the Registration Statement on Form S-4 filed by Endurance Specialty Holdings Ltd. (the “Offeror”), with the Securities and Exchange Commission (the “SEC”) on June 9, 2014 (the “Form S-4”) and (ii) the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on June 9, 2014 (as amended, the “Schedule TO,” together with the Form S-4, the “Offer Documents”), provide for an offer for all of the Shares, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will exchange, for each Share properly tendered and not validly withdrawn, at the election of the holder thereof, one of the following: (x) 0.9197 ordinary shares, par value $1.00 per share, of the Offeror (“Offeror Common Shares”) (the “Stock Election Consideration”), (y) $49.50 in cash (the “Cash Election Consideration”) or (z) 0.5518 Offeror Common Shares and $19.80 in cash (the “Cash/Stock Election Consideration”) (the Stock Election, the Cash Election Consideration and the Cash/Stock Election Consideration, collectively, the “Consideration”), in each case of (x), (y) and (z), subject to proration and certain other procedures and limitations described in the Offer, as to which procedures and limitations we are expressing no opinion. We note that the Offer to Exchange provides that, following completion of the Offer, the Offeror intends to consummate a merger of the Company with and into the Offeror (which, together with the Offer, constitutes the “Transactions”), and each outstanding Share (other than Shares owned by the Offeror or the Company or any wholly owned subsidiary of the Offeror or the Company) will be converted into the right to receive, at the election of the holder thereof, the same Consideration described above, subject to the same proration and certain other procedures and limitations described in the Offer.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, the Offeror, any of their respective affiliates and third parties, including CVC Capital Partners Advisory (U.S.), Inc. (“CVC”) and its affiliates, as potential significant equity investors in the Offeror, and portfolio companies of CVC, or any currency or commodity that may be involved in the Transactions. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated and a contingent transaction fee payable upon the consummation of the Transactions or certain other transactions involving the Company. The Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise,

Board of Directors

Aspen Insurance Holdings Limited

June 13, 2014

Page Two

out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to a public offering of 11,000,000 shares of preferred stock of the Company in April 2013. We also have provided certain financial advisory and/or underwriting services to CVC and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as the financial advisor to funds affiliated with CVC in connection with the sale of their ownership interest in Samsonite International SA in March 2013; as joint book-running manager with respect to the issuance of a term loan facility, senior secured notes due 2020 (aggregate principal amount €500 million) and senior subordinated notes due 2021 (aggregate principal amount €525 million) by affiliates of Ista Deutschland GmbH (“Ista”) in connection with Ista’s acquisition by funds affiliated with CVC in May 2013; as joint global coordinator with respect to the issuance of senior secured notes (aggregate principal amount £350 million) and unsecured debt (aggregate principal amount £150 million) by Domestic & General Group PLC in connection with its acquisition by funds affiliated with CVC in October 2013; as joint sponsor, joint global coordinator and joint book-running manager in connection with the public offering of 303.8 million ordinary shares of Merlin Entertainments PLC, a portfolio company of funds affiliated with CVC, in November 2013; and as joint global coordinator and joint book-running manager in connection with the public offering of 297.3 million ordinary shares of Saga PLC, a portfolio company of funds affiliated with CVC, in May 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, the Offeror and their respective affiliates and CVC and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with CVC and its affiliates from time to time and may have invested in limited partnership units of affiliates of CVC from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Offer Documents, including the Offer to Exchange and related letter of election and transmittal contained therein; the Preliminary Solicitation Statement of the Offeror on Schedule 14A as filed with the SEC on June 2, 2014, as amended on June 12, 2014; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the SEC on June 17, 2014, in the form approved by you on the date of this opinion; annual reports to shareholders and Annual Reports on Form 10-K of the Company and the Offeror for the five years ended December 31, 2013; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and the Offeror; certain other communications from the Company and the Offeror to their respective shareholders; certain publicly available research analyst reports for the Company and the Offeror; certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for the Offeror, in each case, prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); and certain operating synergies and dis-synergies projected by the management of the Company to result from the Transactions, as approved for our use by the Company (“the Synergies and the Dis-synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and the Offeror. In addition, we have reviewed the reported price and trading activity for the Shares and shares of the Offeror Common Stock; compared certain financial and stock market information for the Company and the Offeror with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the property and casualty insurance industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, the Synergies and the Dis-synergies have been reasonably

Board of Directors

Aspen Insurance Holdings Limited

June 13, 2014

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prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or the Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on your actuaries with respect to reserve adequacy.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration to be paid pursuant to the Offer to holders (other than the Offeror and its affiliates) of the Shares. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, the Offeror and its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration to be paid to the holders (other than the Offeror and its affiliates) of the Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares or shares of the Offeror Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than the Offeror and its affiliates) of the Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.